

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 14, 2011

Mr. Gary C. Butler
President and Chief Executive Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ 07068

> **Re: Automatic Data Processing, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 001-05397**

Dear Mr. Butler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

Part III (incorporated by reference to your definitive proxy statement filed on September 24, 2010)

Board Leadership Structure, page 5

1.   In future filings, please indicate why the Company has determined that its current board leadership structure is appropriate given the specific circumstances of the Company. Refer to Item 407(h) of Regulation S-K.

Form 10-Q for the quarterly period ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   Please tell us what consideration you have given to adding an overview section to the Management's Discussion in your quarterly reports on Form 10-Q that, similar to the overview discussion provided in your Form 10-K, would provide an executive-level discussion of the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. Refer to Section III.A of SEC Release No. 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3462.

                                                        Sincerely,

                                                        Mark P. Shuman
                                                        Branch Chief - Legal